Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-122138 on Form S-8 of our report dated July 12, 2007 (which expressed an unqualified opinion and included explanatory paragraphs relating to the financial statements' translation of Renminbi amounts into U.S. dollar amounts and the adoption of fair value accounting for share-based compensation under Statement of Financial Accounting Standard No. 123R), relating to the financial statements and the related financial statement schedule included in Schedule I, appearing in this Annual Report on Form 20-F/A of Ninetowns Internet Technology Group Company Limited for the year ended December 31, 2006.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
June 27, 2008